UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
Europe House
Sderot Sha’ul HaMelech 37
Tel Aviv-Yafo, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Riskified Ltd. (“Riskified” or the “Company”) today announced that it has undertaken certain actions to reduce operating expenses by initiating a reduction in force that is expected to impact approximately 6% of the Company’s workforce (the “Plan”).

The Company intends to provide additional information, including details of the anticipated charges and cost savings resulting from the Plan, offset by potential re-investment, along with its initial guidance for fiscal year 2024 on its upcoming earnings call, currently scheduled for March 5, 2024.

Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Report on Form 6-K other than statements of historical fact, including, without limitation, statements regarding the our reduction in force and the expected impact and anticipated benefits thereof, are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. The forward-looking statements contained in this Report on Form 6-K are subject to various risks and uncertainties, including those discussed under the heading “Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 24, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

The information in this Form 6-K (the “Form 6-K”) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Website Post dated February 13, 2024 titled “A note from Eido Gal, CEO, Riskified.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: February 13, 2024	Name:	Eido Gal
	Title:	Chief Executive Officer